November 16, 2018

Division of Corporation Finance,

Office of Healthcare & Insurance,

U.S. Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549, U.S.A.

Attention: Ms. Christine Westbrook

Re:	Takeda Pharmaceutical Company Limited
Draft	Registration Statement on Form 20-F
Submitted	on September 11, 2018

CIK No. 0001395064

Dear Ms. Westbrook:

On behalf of our client, Takeda Pharmaceutical Company Limited (the “Company”), we set forth below the Company’s responses to the letter, dated October 5, 2018, of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form 20-F confidentially submitted by the Company on September 11, 2018 (the “Draft”). In order to facilitate the Commission staff’s (the “Staff”) review of the responses, we have restated each of the Staff’s comments below in italics with the Company’s response to each comment following immediately thereafter.

This letter is being submitted together with an amendment to the Draft (the “Amendment”). For the convenience of the Staff, we are also sending, by hand, five (5) copies of each of this letter and the Amendment in paper format marked to show changes from Draft as originally confidentially submitted. All page references in the responses set forth below are to the pages of the Amendment. In addition to revising the Draft to address the comments raised by the Staff in your letter, the Company included in the Amendment updates of certain other disclosures including for subsequent developments, as well as to give effect to changes to Form 20-F.

Draft Registration Statement on Form 20-F Submitted September 11, 2018

Risk Factors, Risks Relating to the Shire Acquisition, We may not be able to complete the Shire Acquisition on the expected schedule, or at all…, page 5

1.

Please expand your risk factor disclosure to highlight the risk that the consideration you will pay in the Shire acquisition is not subject to adjustment based on fluctuations in the market price for your common stock relative to the market price for Shire’s ordinary shares.

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Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5-6 to highlight the risk that the consideration to be paid in the Shire Acquisition is not subject to adjustment based on fluctuations in the market price for our common stock relative to the market price for Shire’s ordinary shares, or to fluctuations in foreign exchange rates.

Risk Factors, Risks Relating to our Business, Government policies and other pressures to reduce medical costs…, page 18

2.

We note your disclosure on page 69 concerning the current market penetration of generics in the Japanese market. Please expand your risk factor disclosure, or alternatively your Item 5 disclosures, to quantify, to the extent known, the impact of the Japanese government measures to restrain drug costs and achieve generic market penetration at the 80% level by 2020.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is not currently able to quantify the impact of these measures by the Japanese government. In response to the Staff’s comment, the Company has revised the disclosure on page 79 to highlight that it is not currently able to quantify such impact.

Risk Factors, Risks Relating to our Business, The manufacture of our products is technically complex and highly regulated…, page 20

3.

We refer to your disclosure on page 27 indicating that you recently acquired TiGenix NV which develops novel stem cells therapies for serious medical conditions. Please revise your risk factor disclosure, as appropriate, to address risks attendant to the development and manufacturing of stem cell products such as Alofisel as well as other biologics.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 22 to address risks attendant to the development and manufacturing of stem cell products as well as other biologics.

Risk Factors, Risks Relating to the ADSs, A holder of ADSs will have fewer rights…, page 25

4.

We note the disclosure that the depositary “will make efforts” to vote the shares underlying the ADSs as instructed by the holders. Please revise here, or elsewhere as applicable, to explain the depository’s obligations under the depositary agreement concerning voting and the reasons for any uncertainty concerning whether the depositary will cast votes as instructed.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the depositary agreement, by its terms, requires that the depository “endeavor, in so far as practicable, to vote or cause to be voted,” but does not require it to do so. In response to the Staff’s comment, the Company has revised the disclosure on page 26 to explain the depository’s obligations under the depositary agreement concerning voting.

Risk Factors, Risks Relating to the ADSs, Because of daily price limitations under Japanese stock exchange rules…, page 26

5.

Please revise the header and expand your disclosure to clarify whether daily price range limitations apply to trading in your ADSs or whether the limitations only apply to trading in your common shares on Japanese stock exchanges. To the extent that daily price limitations apply to ADS trading, please revise

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here, or elsewhere as applicable, to explain how these limitations operate. For instance, please explain when the daily price limitations for ADSs would be established for a “particular trading day” and how ADS holders and market participants will know the applicable range.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 27 to clarify the daily price limits in question apply only to trading of shares of common stock on Japanese stock exchanges.

Item 4.B. Business Overview, GI Pipeline, page 32

6.

It is unclear whether the countries/regions listed in the first column of your pipeline tables on pages 32 to 36 denote commercial rights, approved or intended markets. Also, it is not clear why the first table on page 33 and the bottom table on page 36 do not include any country/region information with respect to the drug or the stage of development. Accordingly, please revise your disclosure to clarify the information presented or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 34-40 to clarify the brand names and countries and regions listed in the pipeline tables refer to brand names and countries and regions in which the specific asset has already been approved for any indication in any of the United States, EU, Japan or China, and the Company has commercialization rights for such asset. The Company has also revised the disclosure on page 40 to clarify that the country information listed in the “Stage” column refers to countries where a clinical study is ongoing or a filing has been made with the Company’s specific intention to pursue approval in any of the United States, EU, Japan or China.

Item 4.B. Business Overview, Intellectual Property, page 38

7.

Please expand your disclosure to discuss your material patents, including the scope of protection, expiry and relevant jurisdiction. Please provide corresponding disclosure concerning Shire’s material patents. Refer to Item 4.B.6 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 43-47 to discuss its material patents, including the scope of protection, expiry and relevant jurisdiction. Additionally, the Company has provided the corresponding disclosure concerning Shire’s material patents on pages 69-70.

Item 5.A. Operating Results, Certain Non-IFRS Measures, page 80

8.	Please address the following regarding your non-IFRS measures:

•

Tell us how you determined that the title “Core Earnings” accurately reflects the measure presented. Specifically address how you considered whether the measure is an accurate reflection of what your core operations would be when backing out the finance expense for debt used to fund your operations and amortization costs of purchased intangibles for product sales that are still included in your revenue line item for the period presented. Consider revising the title to more accurately describe the measure presented.

•

Provide a statement disclosing the reasons why management believes the presentation of the non-IFRS measures provides useful information to investors regarding your financial condition and results of operations; and, to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-IFRS measures in accordance with Item 10(e)(i) (C) and (D) of Regulation S-K.

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•	Revise to more clearly discuss the limitations on the usefulness of the measures presented. Address the inherent limitations posed by the factors identified in the first bullet above.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is currently reviewing its performance measures in light of the proposed Shire Acquisition. Because the performance measures it decides to use may be different from Core Earnings that the Company currently uses, the Company has revised its disclosure on pages 90-91 to remove the presentation of Core Earnings. The Company further advises the Staff that, should it decide to include Core Earnings or any other additional non-IFRS measures in any future documents filed with the Commission, it will do so in accordance with Item 10(e) of Regulation S-K and take into account the comments received from the Staff.

With regards to EBITDA and Adjusted EBITDA, in response to the Staff’s Comment, the Company has revised the disclosure on page 90 to address the points raised.

Item 10. Additional Information B. Memorandum and Articles of Association, Unit Share System, page 145

9.

Please revise to clarify whether the depositary agreement will provide ADS holders with similar rights or whether ADS holders would have to withdraw their ADSs in favor of common shares in order to exercise these rights.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 159 to clarify that the rights of shareholders extend do not extend directly to holders of ADSs and that, pursuant to the depositary agreement, ADS holders would have to withdraw their ADSs in favor of common shares in order to exercise their rights as shareholders.

Item 10. Additional Information C. Material Contracts, page 150

10.

We note your disclosure on page 17 that a number of your key products, including Adcetris, Trintellix and Amitiza, are in-licensed products developed through alliances with third parties. Please expand your disclosure to include the material terms of your license agreements related to these products, including the following:

•	each parties’ rights and obligations;

•	financial terms, including potential milestone payments and royalty rate or range not to exceed ten percent;

•	duration of the agreement and royalty term; and

•	termination provisions.

Please also file such agreements as exhibits to your registration statement, or tell us why you believe such filing is not required. Refer to Instruction 4 to Item 19 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 169 to include the key terms of the agreements related to its in-licensed products.

In response to the Staff’s request to file the relevant agreements or, alternatively, explain why Takeda believes these agreements are not required to be filed, Takeda notes Instruction 4(b) to Item 19, which reads: “If a contract is the type that ordinarily accompanies the kind of business you and your subsidiaries conduct, we will

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consider it have been made in the ordinary course of business and will not require you to file it….” Takeda respectfully advises the staff that it regularly enters into a variety of licensing and collaboration agreements in the ordinary course of its business as part of its product development and commercialization efforts.

Takeda notes that Instruction 4(b) contains a number of exceptions to the general principle that contracts filed in the ordinary course are not required to be filed, the most relevant of which is Instruction 4(b)(ii), which requires the filing of “[a]ny contract on which your business is substantially dependent,” and which includes, for example, licensing agreements for licenses on which the registrant’s business is substantially dependent. Takeda respectfully advises the Staff that Adcetris, Amitiza and Trintellix each accounted for less than 3% of Takeda’s consolidated revenue for the fiscal year ended March 31, 2018. Accordingly, Takeda believes that its business is not substantially dependent on any of these products, and that the filing of these agreements as exhibits to its registration statement is not required by Form 20-F.

However, in response to the Staff’s comment, Takeda included the Collaboration Agreement between its subsidiary, Millennium Pharmaceuticals, Inc., and Seattle Genetics, Inc., dated December 14, 2009, which governs the licensing and development of the substance of Adcetris. Although Takeda, as noted above, does not believe that its business is materially dependent on this agreement, it has included the agreement as an exhibit in order to provide investors with one example of its licensing and collaboration agreements. Takeda respectfully notes that, on the same date as the submission of this letter, it intends to submit an application addressed to the Office of the Secretary of the Commission requesting confidential treatment over portions of the agreement pursuant to Rule 24b-2 under the Exchange Act. A copy of such application will also be provided to you under separate cover.

Takeda Pharmaceutical Company Limited And Its Subsidiaries, Notes to Consolidated Financial Statements, 33. Subsequent Events, Acquisition of TiGenix NV, page F-76

11.

Please reference the authoritative guidance on which you relied as your basis to recognize the fair value of the hedging instrument of 3,381 million JPY as an increase to goodwill at the acquisition date. Confirm whether this forward exchange contract was entered into with an independent third party. Tell us how you considered the guidance of paragraph 12 of IFRS 3.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the foreign exchange contract that was entered into to hedge the forecasted transaction (the acquisition of the TiGenix NV business) was entered into with an independent third party.

In reaching its conclusion related to the accounting for the impact of the hedging instrument, the Company has not relied on the guidance of paragraph 12 of IFRS 3 as the derivative instrument was not a transaction between the Company and the acquiree or the former owners of the acquiree, but a transaction entered into with an independent third party used by the Company to manage the foreign currency cash flow risk associated with the purchase price for acquisition of TiGenix NV. Therefore, even though the derivative contract by itself is not part of the acquisition, the Company believes that the guidance of paragraph 12 of IFRS 3 is not relevant for the assessment, but the guidance under Chapter 6 of IFRS 9 which the Company chose to apply as being consistent with the Company’s risk management activities.

The Company initially assessed whether or not the hedging instrument qualified for hedge accounting based on IFRS 9.6.4.1, which states that a hedging relationship qualifies for hedge accounting only if all the criteria included in IFRS 9.6.4.1 are met including that the hedge relationship is eligible for hedge accounting. Based on IFRS 9.B6.3.1 which allows the application of hedge accounting in respect of foreign currency risk related to the purchase consideration in a firm commitment to acquire a business and the Company’s conclusion that all other criteria in IFRS 9.6.4 were met, the Company treated the derivative as a hedging instrument in a cash flow hedge of the foreign currency risk of the consideration for the anticipated purchase of TiGenix NV.

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IFRS 9.6.5.11(d)(i) states that if a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the entity shall remove the amount accumulated in the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability. As the Company hedged the purchase consideration for TiGenix NV business, it concluded that this was the hedge of a non-financial item and applied the guidance of IFRS 9.6.5.11(d)(i).

This hedging approach applied by the Company is consistent with the guidance included in chapter 7.9 of KPMG’s publication “Insights into IFRS” (15th edition). Paragraph 7.9.470.30 in that publication states:

“In our view, because a hedge of a firm commitment to acquire a business or forecast business combination relates to the foreign currency equivalent of the consideration paid, the acquisition of an equity interest in the entity may be viewed as either a hedge of the purchase of shares of an entity or a hedge of the purchase of a business. A hedge of the purchase of shares represents a hedge of a financial item, whereas a hedge of the purchase of a business represents a hedge of a non-financial item. Therefore, we believe that an entity should choose an accounting policy, to be applied consistently, on whether such hedges are considered hedges of a financial item or non-financial item.”

Accordingly, the Company’s accounting policy is to view the hedge as a hedge of a purchase of a business that represents a hedge of a non-financial item. Paragraph 7.9.470.60 in that publication adds:

“In our view, if the hedge is a hedge of a non-financial item, then the entity should recognise the gain or loss from the hedging instrument recognised in OCI as an adjustment to goodwill when the business combination occurs.”

Thus, in applying this guidance, the Company removed the amount accumulated in the cash flow hedge reserve in Other Comprehensive Income and included it as an adjustment to the goodwill at acquisition date. As the value of the hedging instrument was a liability at the date of the acquisition, this resulted in increased amount of goodwill recorded by the Company.

Unaudited Pro Forma Condensed Combined Financial Data , page P-1

12.	Please address the following regarding your disclosure on page 54 that Shire plc sold its oncology franchise to Servier on August 31, 2018 for $2.4 billion:

•	Tell us how you considered whether to disclose the sale in this section, providing quantification of the impact.

•	Tell us how you considered whether your pro forma presentation should reflect the impact of this disposition.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in considering whether to disclose the sale and the preparation of the unaudited pro forma combined financial data it considered the size of Shire’s oncology business relative to Shire and concluded the impact on the pro forma combined financial data was immaterial.

The Company considered the impact of the oncology franchise sales to Servier S.A.S. based on the information available. The relative size of the Oncology business to Shire, based on this information, is as follows:

•

Revenue – The Oncology business revenue of $262 million represents less than 2% of Shire consolidated revenue of approximately $15.2 billion for the year ended December 31, 2017. The Company does not have information related to the profitability of the business. However the assuming average operating margin of the business was consistent with the Shire on a consolidated

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basis, the total impact on Shire’s consolidated operating profit for the year ended December 31, 2017 would be $42 million, or less than 2%.

•	Total assets – the total assets of the Oncology business of $1.6 billion represents less than 2% of Shire’s consolidated total assets at December 31, 2017.

Based on this assessment the Company concluded the impact on the historical financial information of Shire was immaterial.

The Company further considered the impact on the sale on the purchase price allocation including the preliminary estimate of goodwill. Based on information available to the Company, it has estimated that the net impact of the sale of the Oncology business to the purchase price allocation would be to impact net assets acquired by less than $2.1 billion and would change goodwill by less than $300 million, or 1%.

***

We sincerely hope that the Company’s responses above adequately address the Staff’s comments. If you have any questions about this response letter or the Amendment, please contact the undersigned by telephone at +81 3 3213 6171 or by email at hatanok@sullcrom.com.

Very truly yours,

/s/ Keiji Hatano
Keiji Hatano

cc:	Joe McCann
Sasha Parikh
Kevin Vaughn
(Securities and Exchange Commission)

Costa Saroukos
(Takeda Pharmaceutical Company Limited)

Nirav N. Mehta
(Sullivan & Cromwell LLP)